SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For 05 September, 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
Bank of Ireland
.....................................

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)
.....................................

3. Name of person discharging managerial responsibilities/director
Des Crowley
Cyril Dunne
Denis Donovan
Michael Grealy
Ronan Murphy
.....................................

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A
.....................................

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Individuals named in 3 above.
.....................................

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary Stock
.....................................

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Registered in the name of the Trustees of the Employee Stock Issue Scheme on behalf of each of the individuals named in 3 above.
.....................................
.....................................

8 State the nature of the transaction
Employee Stock Issue Scheme
.....................................
.....................................

9. Number of shares, debentures or financial instruments relating to shares acquired
Des Crowley 960 units
Cyril Dunne 960 Units
Denis Donovan 960 units
Michael Grealy 959 units
Ronan Murphy 960 units
.....................................

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
Des Crowley 0%
Cyril Dunne 0%
Denis Donovan 0%
Michael Grealy 0%
Ronan Murphy 0%
.....................................

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A
.....................................

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A
.....................................

13. Price per share or value of transaction
euro 13.22
.....................................

14. Date and place of transaction
31 August 2005
.....................................

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Des Crowley 91,297 0.01%
Cyril Dunne 17,772 0.002%
Denis Donovan 51,612 0.005%
Michael Grealy 6,218 0.001%
Ronan Murphy 102,503 0.01%
.....................................

16. Date issuer informed of transaction
5 September 2005
.....................................

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................

18. Period during which or date on which it can be exercised

.....................................

19. Total amount paid (if any) for grant of the option

.....................................

20. Description of shares or debentures involved (class and number)

.....................................
.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................

22. Total number of shares or debentures over which options held following notification

.....................................

23. Any additional information

.....................................

24. Name of contact and telephone number for queries
Peter Nugent + 353 1 6043402
.....................................

Name and signature of duly authorised officer of issuer responsible for making notification
John Clifford - Group Secretary
.....................................

Date of notification
5 September 2005
.....................................

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 05 September, 2005